UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9804

PULTEGROUP, INC. 401(K) PLAN
(Full title of the plan)

PULTEGROUP, INC.
(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer's principal executive offices)

REQUIRED INFORMATION

4.     Financial Statements and Supplemental Schedule for the Plan

The PulteGroup, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011 and supplemental schedule as of December 31, 2011, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

PulteGroup, Inc. 401(k) Plan
Audited Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and
Year Ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the PulteGroup, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 15, 2012
Detroit, Michigan

PulteGroup, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments:
Money market and mutual funds	$351,923,049	$405,122,220
Common collective trust	34,701,926	40,038,913
Unitized employer stock fund	17,527,166	22,498,136
Total investments	404,152,141	467,659,269

Receivables:
Notes receivable from participants	5,504,049	7,669,298

Total assets	409,656,190	475,328,567

Liabilities
Payable required for excess contributions	(7,047)	(43,128)

Net assets reflecting investments at fair value	409,649,143	475,285,439

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(843,141)	(395,357)

Net assets available for benefits	$408,806,002	$474,890,082

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2011

Additions
Contributions:
Employee	$16,951,861
Employee rollovers	743,682
17,695,543

Interest income on notes receivable from participants	314,757

Investment income (loss):
Interest and dividends	9,644,084
Net realized and unrealized appreciation (depreciation) in fair value of investments	(14,902,243)
(5,258,159)

Total additions	12,752,141

Deductions
Benefit payments	(78,734,448)
Administrative and other expenses	(101,773)
Total deductions	(78,836,221)

Net increase (decrease)	(66,084,080)

Net assets available for benefits:
Beginning of year	474,890,082
End of year	$408,806,002

See accompanying notes to financial statements.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements

1.	Description of Plan

General

The PulteGroup, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of PulteGroup, Inc. (the Company) and affiliated subsidiaries, that have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity) as trustee and recordkeeper. For more complete information, participants should refer to the summary plan description as well as the Plan document, which is available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries, that have adopted the Plan are eligible to participate on the first day of the month coincident with or immediately following the date in which the employee completes 60 days of service with the Company.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are generally paid through payroll deductions.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions - Contributions to participants' accounts are effected through voluntary withholdings from their compensation (elective deferrals). Participants may elect to contribute a percentage of their compensation to the Plan of not less than 1% and not more than 50%. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code (the Code) Section 401(k)(3). Rollover contributions transferred from other qualified retirement plans or from conduit individual retirement accounts (IRAs) are accepted as permitted by the Plan.

Employer Matching Contributions - At the Committee's discretion, the Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period. The Plan's employer matching contribution was suspended from April 6, 2009 through December 31, 2011. Effective January 1, 2012, the employer matching contribution is equal to 100% of participant contributions, up to the first 3% of compensation contributed per payroll period, plus 50% of participant contributions up to the next 2% of compensation.

Catch-up Contributions - Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under the Code Section 414(v).

Special Contributions - At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the PulteGroup, Inc. Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan's portfolio. Highly compensated employees who are covered under a stock plan, are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2011.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Allocations

Contributions to the Plan are allocated to participants' individual accounts as soon as administratively possible. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among the accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59½, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's eligible account balance. Such distributions are generally made in a lump sum.

Vesting

A participant's account balance is fully vested and nonforfeitable as of their first day of eligibility.

Forfeitures

The remaining balance of forfeitures originating from a previous Plan merger totaled $179,172 at January 1, 2011. For the year ended December 31, 2011, the Company used forfeitures of $56,305 to offset fees associated with administering the Plan. The forfeiture balance available to offset future matching contributions and fees was $137,484 at December 31, 2011.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2011.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Investment Valuation

See Note 3.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are deducted when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Company deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.  Because participants make loan repayments via payroll deductions, such a distribution generally only occurs in the event the loan balance remains unpaid following a participant's termination from the Company.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of limits established by the Code, including gains or losses thereon, are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions as of December 31, 2011 to the applicable participants in February 2012.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Subsequent Events

Subsequent events of the Plan are evaluated as of and through the date the financial statements are filed with the Securities and Exchange Commission.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), to increase disclosure requirements regarding recurring and nonrecurring fair value measurements. ASU 2010-06 was effective for the Plan for the year ended December 31, 2010, except for the disclosures about activity in Level 3 fair value measurements which were effective for the Plan beginning January 1, 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.

3.     Fair Value Measurements

Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

The Plan's financial instruments measured at fair value on a recurring basis as of December 31, 2011 and 2010 are summarized below:

Financial Instrument	Fair Value Hierarchy	Fair Value
		2011	2010
Money market fund	Level 1	$19,295,793	$20,007,365
Common collective trust (stable value)	Level 2	34,701,926	40,038,913
Unitized employer stock fund	Level 1	17,527,166	22,498,136
Mutual funds:
Bond	Level 1	29,322,318	31,782,451
Balanced	Level 1	32,076,266	35,790,728
U.S. equities	Level 1	153,099,955	178,355,327
International equities	Level 1	30,877,139	41,538,403
Lifecycle	Level 1	87,251,578	97,647,946

The Plan's investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

As described in ASC 946, “Financial Services - Investment Companies” (ASC 946), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio II Class 1 Fund (FMIPII). As required by ASC 946, the statements of net assets available for benefits present the fair value of the FMIPII fund and the combined adjustment from fair value to contract value. The fair value of the Plan's interest in the FMIPII fund is equal to the sum of the fair value of each of the fund's investments, including synthetic wraps. The contract value of the FMIPII fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The fair value of the unitized employer stock fund reflects the combined fair value of the underlying stock and short-term cash position. The market value of the common stock portion of the fund is based on published quotations on the last business day of the plan year. The fair value of the cash position includes accrued dividends, expenses, and/or other liabilities.

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

4.     Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,
	2011	2010
Vanguard Institutional Index Fund Institutional Shares	$60,666,904	$61,436,069
Fidelity Low-Priced Stock Fund	35,944,323	41,967,009
Fidelity Managed Income Portfolio II Class 1 Fund (at contract value) (a)	33,858,785	39,643,556
Fidelity Balanced Fund	32,076,266	35,790,728
Spartan U.S. Bond Index Fund - Institutional Class	29,322,318	31,782,451
T. Rowe Price Growth Stock Fund	25,957,531	30,056,243
Fidelity Diversified International Fund	(b)	25,318,571

(a)	The fair value of the Plan's investment in the Fidelity Managed Income Portfolio II Class 1 Fund at December 31, 2011 and 2010 was $34,701,926 and $40,038,913, respectively.

(b)	Investment is less than 5% of the Plan's net assets available for benefits.

Net appreciation (depreciation) of the Plan's investments (including investments bought, sold, and held during the year) for the year ended December 31, 2011 was as follows:

2011
PulteGroup, Inc. Company Stock Fund	$(2,692,103)
All other investments	(12,210,140)
Net appreciation (depreciation)	$(14,902,243)

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

5.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 21, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examination years prior to 2008.

6.     Related-Party Transactions

The Plan invests in mutual funds managed by affiliates of the trustee and allows for investments in shares of the Company's common stock. These transactions with the trustee and the Company qualify as exempt party-in-interest transactions.

7.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. The global economy continues to undergo a period of economic uncertainty, and the related financial markets are experiencing significant volatility. This economic uncertainty and market volatility has directly impacted the value of the Plan's investment securities and will most likely continue to do so for the foreseeable future. However, the Company believes the Plan will be able to meet its future obligations to its participants.

8.     Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$408,806,002	$474,890,082
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	843,141	395,357
Loans in default and deemed distributed	(110,404)	(61,649)
Net assets per the Form 5500	$409,538,739	$475,223,790

The following is a reconciliation of the total deductions per the financial statements to total expenses per the Form 5500:

Year Ended
December 31, 2011
Total deductions per the financial statements	$(78,836,221)
Adjustment for loans in default and deemed distributed	(48,755)
Total expenses per the Form 5500	$(78,884,976)

PulteGroup, Inc. 401(k) Plan
Notes to Financial Statements (continued)

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2011
Total additions per the financial statements	$12,752,141
Adjustments from contract value to fair value for fully benefit- responsive investment contracts	447,784
Total income per the Form 5500	$13,199,925

9.     Subsequent Events

The Plan reinstated employer matching contributions effective January 1, 2012. As a result of reinstating the match, the Plan is eligible for the safe harbor provisions under Section 401(k)(12) of the Internal Revenue Code and will thus no longer be required to perform participant non-discrimination testing beginning with the 2012 plan year.

Supplemental Schedule

PulteGroup, Inc. 401(k) Plan

EIN #38-2766606 Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2011

	Identity of Issuer,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,	Shares/		Current
	or Similar Party	Collateral, Par, or Maturity Value	Units	Cost	Value

	The Vanguard Group of Investment Companies	Vanguard Institutional Index Fund Institutional Shares	527,355	**	$60,666,904
		Vanguard Total International Stock Index Fund Institutional Shares	136,367	**	11,907,557
		Vanguard Prime Money Market Fund Institutional Shares	19,295,793	**	19,295,793

	Morgan Stanley	Morgan Stanley Institutional Small Company Growth Fund Class I	870,447	**	11,002,447

	American Funds	American Funds Washington Mutual Investors Fund Class A	324,873	**	9,226,396

	American Beacon	American Beacon Small Cap Value Fund Institutional Class	541,944	**	10,302,354

	T. Rowe Price	T. Rowe Price Growth Stock Fund	815,505	**	25,957,531

*	Fidelity Investments	Fidelity Balanced Fund	1,763,401	**	32,076,266
		Fidelity Low-Priced Stock Fund	1,005,998	**	35,944,323
		Fidelity Diversified International Fund	743,322	**	18,969,582
		Fidelity Freedom Index Income W Fund	132,566	**	1,410,504
		Fidelity Freedom Index 2000 Fund - Class W	184,555	**	1,969,204
		Fidelity Freedom Index 2005 Fund - Class W	86,295	**	950,106
		Fidelity Freedom Index 2010 Fund - Class W	367,331	**	4,073,699
		Fidelity Freedom Index 2015 Fund - Class W	782,356	**	8,731,098
		Fidelity Freedom Index 2020 Fund - Class W	1,343,613	**	15,169,393
		Fidelity Freedom Index 2025 Fund - Class W	1,237,421	**	14,019,985
		Fidelity Freedom Index 2030 Fund - Class W	1,462,593	**	16,629,677
		Fidelity Freedom Index 2035 Fund - Class W	726,513	**	8,253,192
		Fidelity Freedom Index 2040 Fund - Class W	1,042,807	**	11,856,713
		Fidelity Freedom Index 2045 Fund - Class W	258,699	**	2,946,581
		Fidelity Freedom Index 2050 Fund - Class W	108,524	**	1,238,257
		Fidelity Freedom Index 2055 Fund - Class W	354	**	3,169
		Fidelity Managed Income Portfolio II Class 1 Fund	33,858,785	**	34,701,926
		Spartan U.S. Bond Index Fund - Institutional Class	2,489,161	**	29,322,318

*	Company Stock	PulteGroup, Inc. Company Stock Fund	3,344,834	**	17,527,166

*	Participant Loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.3% to 10.3%			5,504,049

	Total assets				$409,656,190

	There were no investment assets reportable as acquired and disposed of during the year.

*	Party in interest.
**	Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTEGROUP, INC. 401(K) PLAN
By:	PulteGroup, Inc.
Plan Administrator

By:	/s/ James R. Ellinghausen

James R. Ellinghausen
Executive Vice President, Human Resources

	Date:	June 15, 2012